Exhibit 2

BRASIL TELECOM S.A.

CORPORATE TAXPAYERS’ REGISTRY (CNPJ/MF) No. 76.535.764/0001-43

BOARD OF TRADE (NIRE) No. 33 3 0029520-8

PUBLICLY-HELD COMPANY

CALL NOTICE

EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

Pursuant to legal and statutory provisions, the Shareholders of Brasil Telecom S.A. (the “Company”) are called to attend the Extraordinary General Shareholders’ Meeting, to be held on February 27, 2012, at 10:30 a.m., at the Company’s headquarters, located at Rua General Polidoro No. 99, 5th floor, Botafogo, in the City and State of Rio de Janeiro, to decide on the following Agenda:

1) analyze, discuss and decide on the proposal to create redeemable preferred shares of the Company, in order to distribute such shares, as discussed in item 2 of the Agenda, being (a) one class of redeemable preferred shares with voting rights and priority in the receipt of capital, without premium; and (b) one class of redeemable preferred shares, without voting rights and priority in the receipt of minimum, non-cumulative dividends of 3% of the Net Equity per share;

2) decide on the proposal to distribute the Company’s redeemable shares to the holders of the Company’s shares;

3) decide on the immediate redemption of the shares created by virtue of the distribution pursuant to item 2 above;

4) ratify the appointment and hiring of Apsis Consultoria Empresarial Ltda., with headquarters at Rua São José, 90 - group 1,802, in the City and State of Rio de Janeiro, registered with the Corporate Taxpayers’ Registry (CNPJ) under No. 27.281.922/0001-70 (“Apsis”), as the as the company responsible for producing (i) the valuation reports, at book value, of the net equity of Coari Participações S.A. (“Coari”) and Tele Norte Leste Participações S.A. (“TNL”) to be merged into BRT (“Equity Reports”); and (ii) the valuation reports of net assets of Coari and the Company, and of TNL and the Company, at market prices, in compliance with the provisions of art. 264 of Law No. 6,404/76 (“Valuation Reports of Net Equity at Market Prices”);

5) examine, discuss and decide on the Equity Reports and the Valuation Reports of Net Equity at Market Prices, produced by Apsis;

6) examine, discuss and decide on the Protocol and Justification of the Merger of Coari Participações S.A. into Brasil Telecom S.A., and its first amendment, as well as all of its attachments, which establishes the terms and conditions of the merger of Coari into the Company, together with the relevant documents;

7) decide on the proposal for the merger of Coari into the Company, pursuant to articles 224 and 225 of Law No. 6,404/76 (the “Coari Merger”);

8) examine, discuss and decide on the Protocol and Justification of the Merger of Tele Norte Leste Participações S.A. into Brasil Telecom S.A., and its first amendment, as well as all of its attachments, which establishes the terms and conditions of the merger of TNL into the Company, together with the relevant documents;

9) decide on the proposal for the merger of TNL into the Company, pursuant to articles 224 and 225 of Law No. 6,404/76 (the “TNL Merger”);

10) as a result of the Coari Merger and the TNL Merger, authorize the increase in share capital of the Company and the consequent change to article 5 of the Bylaws of the Company;

11) decide on the proposal to amend the Bylaws of the Company to change article1 of the Bylaws, to change the legal name of the Company; and

12) authorize the managers to perform all necessary acts to effect the mergers of Coari and TNL with and into BRT.

GENERAL INSTRUCTIONS:

1. Documents relating to the Agenda, as well as the economic and financial analysis, developed to comply with article 41 of TNL’s Bylaws, in order to confirm that all of the companies involved in the corporate reorganization are being given equitable treatment, are available to the Shareholders at the Company’s headquarters, on the Company’s Investor Relations website (www.oi.com.br/ri), and on the website of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários), or CVM (www.cvm.gov.br), pursuant to CVM Instruction No. 481/2009.

2. Shareholders wishing to be represented by an attorney-in-fact must forward their respective proxies, conferring special powers, and, in the case of legal entities, a copy of the corporate acts and/or documents corroborating such proxy, in a sealed envelope, to the Company’s Corporate M&A Department, located at Rua Humberto de Campos No. 425, 5th floor, Leblon, in the City of Rio de Janeiro, State of Rio de Janeiro, between 9:00 a.m. and 12:00 p.m. or between 2:00 p.m. and 6:00 p.m., until February 17, 2012. This measure is intended to expedite the process of registration of the shareholders present at the Meeting.

3. Shareholders whose shares are registered with Stock Exchanges’ Fungible Custody of Registered Shares (Custódia Fungível de Ações Nominativas das Bolsas de Valores) and who wish to attend this Meeting must present a statement of share ownership, issued by their custodian, dated as of February 23, 2012.

Rio de Janeiro, January 25, 2012.

José Mauro Mettrau Carneiro da Cunha

Chairman of the Board of Directors